TEMPLETON GLOBAL OPPORTUNITIES TRUST

500 East Broward Blvd., Suite 2100
Fort Lauderdale, FL 33394-3091
Facsimile 954.527.7500
Telephone 954.847.2288

April 30, 2010

Filed Via EDGAR (CIK #0000856138)

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Re: Templeton Global Opportunities Trust ("Registrant")

File Nos. 033-31267 & 811-05914

Ladies/Gentlemen:

In response to comments received on our filing of Post-Effective Amendment No. 26 under the Securities Act of 1933, as amended, and Amendment No. 28 under the Investment Company Act of 1940, as amended, to the Registrant's Registration Statement on Form N-1A, filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on March 1, 2010, we provide the following acknowledgements to the Commission:

•	Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings;
•

Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	Registrant may not assert Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff as a defense in any proceeding initiated by the SEC.

Please direct any inquiries regarding this filing to the undersigned at (954) 847-2285.

Sincerely yours,

/s/ROBERT C. ROSSELOT

Robert C. Rosselot

Secretary and Vice President